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16001868

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALTON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 N Scottsdale Rd Ste 4000
(No. and Street)

Scottsdale	AZ	85251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gordon A. Price (602) 264-1298
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

350 S Grand Ave	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2016
REGISTRATIONS BRANCH
09

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon A. Price, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Walton Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

NOTARY PUBLIC
STATE OF ARIZONA
Maricopa County
AMARIS DOUGLAS
My Commission Expires August 22, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC file number 008-67602

Walton Securities, Inc.

(A wholly owned subsidiary of Walton International Group (USA), Inc.)

Statement of Financial Condition

December 31, 2015

Walton Securities, Inc.
(A wholly owned subsidiary of Walton International Group (USA), Inc.)
Index
December 31, 2015

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Walton Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Walton Securities, Inc. (a wholly owned subsidiary of Walton International Group (USA), Inc.) at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 18, 2016

PricewaterhouseCoopers LLP, 601 South Figueroa, Los Angeles, CA 90017
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

Walton Securities, Inc.
(A wholly owned subsidiary of Walton International Group (USA), Inc.)
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	1,401,165
Prepaid expenses		31,367
Total assets	$	1,432,532
Liabilities and Stockholder's Equity		
Accounts payable	$	20,090
Accrued liabilities		54,115
Discretionary sales incentives payable		103,158
Payable to Parent (Note 2, Note 3)		359,361
Total liabilities		536,724
Commitments and contingencies (Note 6)		
Stockholder's equity		
Common stock, $1 par value, 300,000 shares authorized, issued and outstanding		300,000
Retained earnings		595,808
Total stockholder's equity		895,808
Total liabilities and stockholder's equity	$	1,432,532

The accompanying notes are an integral part of this financial statement

1. Organization

Background
Walton Securities, Inc. (the **"Company"**), an Arizona corporation formed on September 5, 2006, which commenced operations on September 6, 2007, is a wholly owned subsidiary of Walton International Group (USA), Inc. (the **"Parent"**). The Parent is a wholly owned subsidiary of Global Holdings, Ltd. (**"WGH"**), which is, in turn, a wholly owned subsidiary of Walton Global Investments, Ltd. (**"WGI"**), which is, in turn, a wholly owned subsidiary of Interborder Holdings Ltd. (**"IHL"**), a privately-held Alberta corporation.

The Company maintains its headquarters in Scottsdale, Arizona.

The Company engages in the sale and distribution of securities exempt from registration under Regulation D of the Securities Act of 1933 (**"the Act"**).

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry National Regulatory Authority (**"FINRA"**).

Nature of Operations
The Company functions as the managing broker-dealer for securities offerings sponsored by the Parent. The Company acts as the wholesale conduit for the privately placed direct participation program securities sold in offerings sponsored by the Parent. Such securities are sold wholesale through registered broker-dealers and investment advisors and are not sold directly to the public by the Company. The Company has no transactions with non-related parties.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying Statement of Financial Condition of the Company has been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash
The Company carries its cash balances in a noninterest bearing business checking account with a commercial banking institution. At times, the Company's cash balance with the financial institution exceeds federally insured limits. The Company mitigates this risk by depositing funds with a major financial institution.

Securities Transactions
The Company carries no customer accounts and conducts no securities transactions directly with the public.

Income Taxes
The Company is included in the consolidated federal and state income tax return filed by WGH. Pursuant to a Tax Sharing Agreement with its Parent, the Company provides for income taxes as if it were a stand-alone taxpayer. The Company does not have any deferred taxes. The Company's current tax provision is calculated by applying an estimated effective tax rate to the Company's pre-tax income. The Company's estimated effective tax rate was 37.96% for the year ended December 31, 2015. Income tax payable of $145,831 is included in Payable to Parent at December 31, 2015.

The Company accounts for uncertain tax positions by determining whether a tax position of the company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the statement of financial condition is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Management has determined that there are no uncertain tax positions for the year ended December 31, 2015.

Use of Estimates
The preparation of the accompanying statement of financial condition, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates.

Fair Value
The Company's material financial instruments include cash, prepaid expenses, accounts payable, accrued liabilities, discretionary sales incentives payable, and payable to Parent. The carrying amounts of such financial instruments approximate fair value because of the short maturities of those instruments.

3. Related Party Transactions

The Company entered into a Shared Services Agreement with the Parent on November 30, 2006, which was most recently amended and restated on January 1, 2013, herein referred to as the "Shared Services Agreement". For its services of providing FINRA-licensed personnel, records maintenance, financial reporting, and policy implementation, and as an inducement to restrict its business exclusively to that of providing broker-dealer services for the offerings of its Parent and affiliated companies, the Company receives a servicing fee of 1% of gross sales of institutional offerings and 4% of gross sales of wholesale offerings.

For purposes of the Walton Land Opportunity Fund (**"WLOF"**) Offering only, the Company provided sponsor services on behalf of its Parent. For these services, the Company received a service fee of 2% of the gross capital contributions received by WLOF. The Parent, through a wholly owned subsidiary, is the General Partner of WLOF; the WLOF Offering was created for institutional investors and operates under a capital call structure.

Under the Shared Services Agreement, the Parent provides and pays for all actual costs of rent and utilities, telephone, data processing services, printing and stationary, postage and delivery, legal fees, sundry expenses and income taxes. The Company has no obligation, either directly or indirectly, for the expenses incurred by the Parent to provide management and administrative services pursuant to the Shared Services Agreement. As such, the Company does not record these expenses or a corresponding liability in the accompanying statement of financial condition. The Company prepares a schedule of costs incurred by the Parent for the benefit of the Company in accordance with the requirements of Securities and Exchange Commission Rule 17a-4. The Company treats any unpaid portion of the expenses incurred by the Parent for the benefit of the Company under the Shared Services Agreement as a reduction of net worth when calculating net capital in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 (**"Rule 15c3-1"**).

The Company also provides services as managing broker for the Parent's direct participation programs, and receives fees, earned upon closing, determined on an offering-by-offering basis as investments are admitted into the offerings. The Company processes investment subscriptions for the Parent and markets to, contracts with and manages the selling group of registered broker-dealers.

Payable to Parent at December 31, 2015 consists of cash advances paid by the Parent to the Company to fund payroll of $213,530 and the Company's net income tax liability payable to the Parent of $145,831. Such advances are noninterest bearing and payable on demand.

4. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company operates pursuant to section (a)(2)(vi) of the Rule and is required to maintain a minimum net capital amount of the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000. On December 31, 2015, the Company had net capital of $854,699, which was $818,268 in excess of the amount required.

The Company claims exemption from Rule 15c3-3 (pursuant to paragraph k(2)(i) of such Rule) under the Securities Exchange Act of 1934. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

5. Continued Financial Support from Parent Company

Under the terms of the Shared Services Agreement, the Company relies on the Parent to provide and pay for the actual cost of all administrative services to the Company as provided by the Shared Services Agreement.

6. Commitments and Contingencies

The Company may become party to certain claims, legal actions and complaints arising in the normal course of business. There has been no claims, legal actions and complaints during the year ended December 31, 2015.

7. Subsequent Events

In preparing the statement of financial condition, the Company evaluated subsequent events occurring through February 18, 2016, the date the statement of financial condition were available for issuance, in accordance with the Company's procedures related to disclosures of subsequent events.